Exhibit 99.1

May 3, 2016

Conference Call to Announce Acquisition of Symmetry Surgical Inc.

by RoundTable Healthcare Partners

The Ruth Group

Thank you, operator, and thank you, everyone, for participating in today's conference call to discuss Symmetry Surgical's first quarter 2016 preliminary financial results and the proposed transaction for Symmetry Surgical to be acquired by RoundTable Healthcare Partners. The Company will release full first quarter 2016 financial results on Thursday, May 5, before the market opens, as originally planned. However, due to the conference call today, the Company will not host a conference call on May 5, 2016 as originally planned.

Today's conference call is also being broadcast live over the Internet at www.SymmetrySurgical.com and a replay of the conference call will be available on the Company's website for 30 days. Joining us on the call today are Tom Sullivan, President and Chief Executive Officer, and Scott Kunkel, Senior Vice President and Chief Financial Officer.

Statements in this conference call regarding Symmetry Surgical's business, preliminary first quarter 2016 financial results, and the proposed acquisition of Symmetry Surgical by RoundTable Healthcare Partners, which are not historical facts may be forward-looking statements that involve risks and uncertainties within the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are predictive in nature and are frequently identified by the use of terms such as may, will, should, expect, believe, anticipate, plan, estimate, intend, and similar words indicating possible future expectations, events, or actions. Such predictive statements are not guarantees of future performance and actual results and outcomes could differ materially from our current expectations.

I would now like to turn the call over to Tom Sullivan.

Tom Sullivan – Chief Executive Officer – Symmetry Surgical Inc.

Thank you Zack. Good morning everyone, and thank you for joining us today on short notice to discuss the proposed transaction for Symmetry Surgical to be acquired by RoundTable Healthcare Partners. I will begin today’s call by providing an overview of the proposed transaction, the key benefits for our stakeholders, and our expectations for the timeline and steps required to close the deal. I will then turn the call over to Scott for a review of our preliminary first quarter 2016 results and then we will open the call for questions.

The proposed transaction calls for Symmetry Surgical to be acquired by RoundTable Healthcare Partners for $13.10 per share, or approximately $140.3 million, in an all cash deal. For those who may not know RoundTable, they are an operating-oriented private equity firm focused exclusively on the healthcare industry. RoundTable partners with companies that can benefit from its extensive industry relationships and proven operating and transaction expertise. RoundTable has established a successful track record of working with owners and founders, family companies, management teams, entrepreneurs, and corporate partners who share a vision and believe in the value creation potential of its partnership model. RoundTable has raised $2.75 billion in committed capital, including four equity funds totaling $2.15 billion and three subordinated debt funds totaling $600 million. In working with their team on the due diligence for this transaction, I am confident that they will be an excellent fit with the Symmetry team and that they can increase our ability to serve our customers. Accordingly, we believe this is a positive transaction for all of our key stakeholders – investors, customers, employees and business partners.

•	For our shareholders, the sale of Symmetry to RoundTable will provide our shareholders with immediate and substantial cash value, as well as a compelling premium. The transaction represents a 26% premium to Symmetry’s closing price on April 29 and a 39% premium to Symmetry’s six months volume weighted price. In addition, RoundTable has committed equity and debt financing, and there are no financing conditions associated with the transaction. Taking a step back, less than 18 months ago Symmetry Surgical was spun out with a day one closing stock price of $7.74. Over this period the overall market has been relatively flat, and this transaction represents a near 70% gain over the same time period.
•	For our customers, employees and business partners, we believe that RoundTable will help Symmetry grow and add to what we can bring our customers. There are no specific plans to significantly change the company’s business following the closing of the transaction and we expect it to be business as usual leading up to that point. I will remain President and CEO of the Company and all senior management are expected to remain with the Company following the closing of the transaction.

In addition, the RoundTable team will join or select the Company’s new Board of Directors and will also provide strategic, operational and financial guidance to the Company. I am confident there will be a smooth transition around the deal.

In terms of the timeline to closing, the Symmetry Surgical Board of Directors has approved the transaction. The deal will be subject to Hart-Scott-Rodino antitrust clearance in the United States and Symmetry Surgical shareholder approval. The Company will prepare a proxy statement to be filed with the SEC and following any review by the SEC, a definitive proxy statement will be mailed to shareholders. Based on this, the transaction is expected to close in the late second or early third calendar quarter of 2016. I will now turn the call over to Scott.

Scott Kunkel – Chief Financial Officer – Symmetry Surgical Inc.

Thank you Tom. Yesterday afternoon we released preliminary first quarter 2016 financial results.

Total revenue in the first quarter was 21.2 million dollars, up 2.2 percent compared to 20.8 million dollars in the first quarter 2015. This was our fifth consecutive quarter of year-over-year growth.First quarter revenue growth was driven by continued momentum in our U.S. business despite softness in the market, partially offset by weaker international sales due to currency related headwinds. It also includes the acquisition of Vesocclude Medical completed in late August 2015. The Company ended the quarter with $11.2 million in cash and no debt, up from $8.1 million and the beginning of the quarter.

Turning now to guidance. Due to the anticipated closing of the acquisition, we are suspending of our 2016 financial guidance.

With that, I’ll turn the call back to Tom.

Tom Sullivan – Chief Executive Officer – Symmetry Surgical Inc.

Thank you Scott. We’d now like to open the call for questions. Operator?

[Q&A; Operator will turn call back to Tom Sullivan for closing comments]

In closing, I would like to thank all my Symmetry Teammates around the world for our results during the first quarter and over the past 18 months. We have come a long way since our spinout. Your efforts and focus on the customer are the drivers of our success. As we work towards closing the transaction I am confident that our team will continue to execute on our business and serve our customers. Thank you.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this communication include, but are not limited to, statements about the benefits and effects of the transaction, the expected timing of the completion of the transaction, the amounts to be received by shareholders.  Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Symmetry shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the parties’ control; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Symmetry’s business relationships with third parties; transaction costs; and the risks identified under the heading “Risk Factors” in Symmetry’s Annual Report on Form 10-K, filed with the SEC on March 1, 2016, as well as Symmetry’s subsequent Current Reports on Form 8-K and other information filed by the Company with the SEC. Symmetry cautions investors not to place considerable reliance on the forward-looking statements contained in this communication.  You are encouraged to read Symmetry’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this communication, and Symmetry undertakes no obligation to update or revise any of these statements.  Symmetry’s business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

IMPORTANT ADDITIONAL INFORMATION ABOUT THIS TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, the Company plans to file with the SEC a proxy statement and other documents. The Company will make the proxy statement available to its shareholders. Investors are urged to read the proxy statement and other materials filed with the SEC when they become available, because they will contain important information about the Company and the proposed transaction. The definitive proxy statement and other documents filed by the Company with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from the Company. Requests for copies of the proxy statement and other documents filed by the Company with the SEC may be made by contacting Zack Kubow by phone at (646) 536-7020 or by email at zbukow@theruthgroup.com.

The Company, its directors, executive officers and other persons related to the Company may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the Company’s annual report on Form 10-K for the fiscal year ended January 2, 2016, which was filed with the SEC on March 1, 2016 and in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 14, 2016. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and other persons related to the Company may have direct or indirect interests in the transaction due to securities holdings, vesting of equity awards and the terms of their employment arrangements with the Company. Additional information regarding the participants in the solicitation of the Company’s shareholders will be included in the proxy statement.